FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:         Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

EXHIBIT INDEX

1	Press Release dated January 11, 1007 “TURKCELL ANNOUNCED FINANCIAL RESTRUCTURING IN ASTELIT IN UKRAINE”

2	Press Release dated January 12, 1007 “TURKCELL’S 2006 YEAR END NUMBER OF SUBSCRIBERS REACHES 31.8 MILLION ACHIEVING A STRONG 14% ANNUAL GROWTH”

EXHIBIT 1

FOR IMMEDIATE RELEASE

TURKCELL ANNOUNCED FINANCIAL RESTRUCTURING IN ASTELIT IN UKRAINE

Istanbul, Turkey: January 11, 2007 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today Turkcell’s Board of Directors resolution in order to implement a new financial restructuring within Astelit Limited Liability Company (“Astelit”), a subsidiary of Turkcell domiciled in Ukraine; and that Turkcell agreed to participate in the additional shareholder support amounting to a total of USD250 million, USD150 million of which shall be provided to Astelit in the form of cash equity and the remaining USD100 million shall be made available as required by Astelit as a contingent cash equity, and to pay such amount proportional to its 54.8% ownership stake in Astelit, in year 2007.

Moreover, regarding the syndicated loan, amounting to USD390 million borrowed by Astelit in the context of Common Terms Agreement, it has been decided to take over all or a portion of the rights and obligations of the “Senior Creditors” in accordance with the related provisions, who may decline to participate in the facilities following the implementation of such new restructuring, to support Astelit to comply with its obligations in this respect; and to authorize Turkcell executives to realize and execute necessary actions with the Facility Agent in this regard.

Since its inception in 2005, Astelit has realized a rapid roll-out of its infrastructure, establishing over 3,500 base stations and now covering 82% of the Ukranian population. Through high brand recognition of life:), Astelit increased its number of subscribers to 4.651 million by the end of the third quarter of 2006, reaching a significant market share of 12% in a short period of time. Life), which has grown rapidly through its infrastructure investments since its establishment, is expected to continue to move ahead in confidence towards its targets to increase market share and provide quality service.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 30.8 million post-paid and pre-paid customers as of September 30, 2006 operating in a three player market with a market share of approximately 60% as of September 30, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 539 operators in 193 countries as of January 5, 2007. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$3,497million net revenue for the nine months as of September 30, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 7.46% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 23.39% is free float.

For further information please contact:

Contact:

Turkcell:

Investors:

Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media: Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

EXHIBIT 2

FOR IMMEDIATE RELEASE

TURKCELL’S 2006 YEAR END NUMBER OF SUBSCRIBERS

REACHES 31.8 MILLION ACHIEVING A STRONG 14% ANNUAL GROWTH

Istanbul, Turkey: January 12, 2007 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it recorded a 14% increase in its overall customer base to 31.8 million in Turkey as of December 31, 2006 from 27.9 million subscribers as of December 31, 2005 on the back of the continuing strong market growth.

Turkcell added 3.9 million net new subscribers in 2006. Of the 31.8 million total subscriber base, 5.8 million were postpaid subscribers and the remainder 26.0 million were prepaid subscribers. The number of net new subscribers added in the fourth quarter of 2006 was 0.9 million. New gross subscribers acquired in the fourth quarter of 2006 consisted of 90% prepaid subscribers and 10% postpaid subscribers.

The annual total churn rate as of December 31, 2006 increased to 14.7% from 10.1% as of December 31, 2005, in line with Turkcell’s expectations, due to overall high growth, Turkcell’s large subscriber base as well as intensified competition in the Turkish market throughout the year. In the fourth quarter of 2006, Turkcell’s churn rate was 4.4%, slightly higher than 4.1% in the third quarter of 2006.

The overall financial performance of Turkcell is in line with Turkcell’s target for this year of achieving no less than a 38% EBITDA margin mainly due to continuing strong operational performance of the company. Although generally in our market, the fourth quarter is one of the lowest quarters of the year due to seasonality and the one-month period of Ramadan resulting in relatively lower mobile usage, Turkcell had a strong fourth quarter in 2006, ensuring revenues at comparable levels to first three quarters of year, on the back of continued strong usage and a growing subscriber base.

The Turkish market provides plenty of room for growth given relatively low penetration rates compared to its peer markets. Turkcell plans to further improve its financial and operational performance next year, while continuing its leadership position. Having invested US$6.1 billion excluding license fee as of September 30, 2006 in Turkey alone, Turkcell is an established and by far the leading and strongest operator in Turkey in many aspects including the brand image, customer satisfaction, network quality as well as its profitability.

Mr. Sureyya Ciliv, Turkcell’s new CEO appointed as of January 9, 2007, commented “I am very happy to join Turkcell and excited about continuing our strong technology and market leadership. Increasing our shareholder value by winning new customers, maximizing customer satisfaction and growing our business will be our top priorities. I am looking forward to working very closely with outstanding people in Turkcell group companies and our strong business partners.”

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 31.8 million post-paid and pre-paid customers as of December 31, 2006 operating in a three player market with a market share of approximately 60% as of September 30, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 539 operators in 193 countries as of January 5, 2007. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$3,497million net revenue for the nine months as of September 30, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 7.46% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 23.39% is free float.

For further information please contact:

Contact:

Turkcell:

Investors:

Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media: Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 12, 2007	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 12, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer